UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                            EMPIRE OF CAROLINA, INC.
                            ------------------------
                                (Name of Issuer)

                 Common Stock, par value $0.10 per share
                 ---------------------------------------
                         (Title of Class of Securities)

                                    292007101
                                    ---------
                                 (CUSIP Number)

                                  Timothy Moran
                                5150 Linton Blvd.
                           Delray Beach, Florida 33484
                 ----------------------------------------------
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                             and Communications)

                                  May 28, 1998
                                  ------------
                     (Date of Event which Requires Filing of
                                 this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


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CUSIP No.   292007101

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Timothy Moran

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)

      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS
      00
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States citizen


             NUMBER OF         7     SOLE VOTING POWER
              SHARES                     1,533,333
           BENEFICIALLY        8     SHARED VOTING POWER
             OWNED BY                  -0-
               EACH            9     SOLE DISPOSITIVE POWER
             REPORTING                 1,533,333
              PERSON           10   SHARED DISPOSITIVE POWER
               WITH                     -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,533,333

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.29 %

14    TYPE OF REPORTING PERSON
      IN


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                                  SCHEDULE 13D


            This Amendment No.1 (the "Amendment") amends the statement on
Schedule 13D filed on June 17, 1997 by Timothy Moran, (as so amended, the "Schedule 13D"). The purpose of the Amendment is to report the acquisition of additional Common Stock by Mr. Moran. Capitalized terms used herein and not otherwise defined have the meaning assigned to them in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND

Item 2 is amended and restated in its entirety as follows:

      This statement is filed on behalf of Timothy Moran. Mr. Moran's address is 33 Woodland Drive, Bayport, New York 11705. Mr. Moran is a Director, the President and C.E.O. of the issuer. Mr. Moran is a citizen of the United States.

      The response to Items 2(d) and (e) of Schedule 12D is negative with respect to Mr. Moran.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding thereto the following paragraph:

      In consideration for his shares of Apple Golf Shoes, Inc. and Apple Sports, Inc., which were acquired by the issuer on May 28, 1998, Mr. Moran received 1,000,000 shares of the issuer's Common Stock. The terms of the acquisition are set forth in Item 2 of the Company's filing on Form 8-K, filed on June 12, 1998 which is hereby incorporated herein by reference (and attached hereto as exhibit 1).

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 is amended by adding thereto the following paragraphs:

      Mr. Moran was a party to the Share Purchase Agreement by and between the Shareholders of Apple Sports, Inc. and Apple Golf Shoes, Inc. as Sellers and Empire of Carolina, Inc. (the issuer) as Purchaser. Pursuant to the terms of this Agreement, the issuer, following approval by its shareholders, Purchased all of the outstanding shares of Apple Sports, Inc. and Apple Golf Shoes, Inc. from the holders thereof. Mr. Moran received the 1,000,000 shares discussed in Item 3 as consideration for his shares of Apple Sports, Inc. and Apple Golf Shoes, Inc.

      As further described in Item 5, 83,000 stock options, granted to Mr. Moran on May 13, 1997, vested on May 13, 1998, enabling him to purchase up to 83,000 shares of this issuer's Common Stock at any time until the options expire.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

            (a) Mr. Timothy Moran owns 1,000,000 shares of Common Stock. Mr. Moran also has the right to acquire 400,000 shares of Common Stock at any time upon conversion of all or any portion of the 50,000 shares of Series A Preferred Stock held by him. Mr. Moran has the right, as owner of the Warrants, to acquire all or any portion of the 50,000 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. In addition, Mr. Moran has been granted options to purchase a total of 450,000 shares of Common Stock, exercisable as follows: 83,333 - 5/13/98, 83,333 - 5/13/99, 66,666 - 5/28/99, 83,334 - 5/13/00, 66,666 - 5/28/00, 66,668 - 5/28/01.
Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 14,367,041 shares of Common Stock are currently outstanding, Mr. Moran has sole voting and/or dispositive power over the equivalent of 1,533,333 shares of Common Stock (or 10.29% of the Common Stock). There are currently 1,910,212 shares of Series A Preferred Stock outstanding, with respect to which Mr. Moran sole voting and dispositive power over 50,000 shares (or 2.62% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 15,281,696 shares of Common Stock, with the result that Mr. Moran has voting power, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, over 5.15% of the combined classes.

            (b) Mr. Moran has sole power to vote and dispose of the Common Stock, Stock Options, Series A Preferred Stock and Warrants held by him.

            (c) See Items 3 and 4 above.


            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: August 24, 1998

                                     /s/ TIMOTHY MORAN
                                    --------------------
                                         Timothy Moran